SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

MICROVISION, INC.

(Name of Subject Company (Issuer) Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

594960106

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Thomas Walker

Vice President, General Counsel

Microvision, Inc.

6222 185th Avenue NE

Redmond, WA 98052

(425) 415-6847 (telephone)

(425) 481-1625 (facsimile)

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Joel F. Freedman, Esq.

Ropes & Gray

One International Place

Boston, Massachusetts 02110

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,015,000	$429.61
*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 2,317,499 shares of common stock of Microvision, Inc. having an aggregate value of $4,015,000 as of April 11, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.

Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated April 18, 2006 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the issuer is Microvision, Inc., a Delaware Corporation (the “Company”), and the address of it its principal executive office is 6222 185th Avenue NE, Redmond, Washington 98052. The Company’s telephone number is (425) 415-6847. The information set forth in the Offer to Exchange under Section I (“Information Concerning Microvision”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange all outstanding options granted on or prior to March 31, 2006 and vested with respect to 25% or more of the shares of common stock subject to the option (the “Eligible Options”) granted under the Microvision, Inc. 1996 Stock Option Plan, as amended (the “Plan”) or granted under various Non-Qualified Stock Option Agreements outside the Plan (the “Non-Plan Grants”) to purchase shares of the Company’s common stock, par value $0.001 per share, (the “Eligible Options”), for new options (the “New Options”) to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange, the letter accompanying the Offer to Exchange (the “Letter”) and the related Election Form (the “Election Form,” and together with the Offer to Exchange and the Letter, as they may be amended from time to time, the “Offer”), attached hereto as Exhibits (a)(1) through (a)(3). In accordance with the Offer to Exchange, the number of shares subject to New Options will equal the number of shares subject to the Eligible Options. The exercise price of the New Options will equal the closing price of our common stock as reported on the Nasdaq National Market on the date on which the New Options are granted. The New Options will immediately vest 25% on the date on which they are granted and will vest yearly in 25% increments on each subsequent anniversary, so long as the employee remains employed by the Company, and subject to the earlier termination date of such New Options as more fully described in the Offer to Exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section A (“Number of Options; Expiration Date”), Section E (“Acceptance of Options for Exchange and Issuance of New Options”) and Section H (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section G (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange under Section J (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section A (“Number of Options; Expiration Date”), Section C (“Procedures for Electing To Exchange Eligible Options”), Section D (“Withdrawal Rights”), Section E (“Acceptance of Options for Exchange and Issuance of New Options”), Section F (“Conditions of the Offer”), Section H (“Source and Amount of Consideration; Terms of New Options”), Section K (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section L (“Legal Matters; Regulatory Approvals”), Section M (“Material Federal Income Tax Consequences”) and Section N (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section J (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) The information set forth in the Offer to Exchange under Section J (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in the Offer to Exchange under Section B (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section E (“Acceptance of Options for Exchange and Issuance of New Options”) and Section K (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section B (“Purpose of the Offer”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The information set forth in the Offer to Exchange under Section H (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in the Offer to Exchange under Section J (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section J (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS

(a) The information set forth in (i) the Offer to Exchange under Section I (“Information Concerning Microvision”) and Section P (“Additional Information”) and (ii) pages 40 to 73 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, as amended is incorporated herein by reference.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a) The information set forth in the Offer to Exchange under Section J (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section L (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS

(a)    (1) Offer to Exchange, dated April 18, 2006.

(2) Letter Accompanying the Offer to Exchange, dated April 18, 2006.

(3) Form of Election Form.

(4) Forms of Reminder E-mails and Voicemails to Employees

(5) Forms of Confirmation E-mails to Employees

(6) The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, as amended by a Form 10-K/A filed with the Securities and Exchange Commission on March 31, 2006 (incorporated herein by reference).

(b)	Not applicable.

(d)    (1) The Microvision, Inc. 1996 Stock Option Plan, as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(2) The Microvision, Inc. Independent Director Stock Option Plan, as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(3) The Microvision, Inc. Stock Option Agreement for Independent Directors (Non-Plan Grant), as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(4) Form of Non-Qualified Stock Option Agreements granted outside the Plan (incorporated herein by reference to the Company’s Schedule TO filed on November 1, 2002).

(g) Not applicable.

(h) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: April 18, 2006

MICROVISION, INC.

By:	/s/ Alexander Tokman
Name: Alexander Tokman
Title: President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number

(a	)(1)	Offer to Exchange, dated April 18, 2006.

(a	)(2)	Letter Accompanying the Offer to Exchange, dated April 18, 2006.

(a	)(3)	Form of Election Form.

(a	)(4)	Forms of Reminder E-mails and Voicemails to Employees

(a	)(5)	Forms of Confirmation E-mails to Employees

(a	)(6)	The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, as amended by a Form 10-K/A filed with the Securities and Exchange Commission on March 31, 2006 (incorporated herein by reference).

(d	)(1)	The Microvision, Inc. 1996 Stock Option Plan, as amended (incorporated herein by reference the 2002 Proxy Statement (File No. 000-21221)).

(d	)(2)	The Microvision, Inc. Independent Director Stock Option Plan, as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(d	)(3)	The Microvision, Inc. Stock Option Agreement for Independent Directors (Non-Plan Grant), as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(d	)(4)	Form of Non-Qualified Stock Option Agreements granted outside the Plan (incorporated herein by reference to the Company’s Schedule TO filed on November 1, 2002).